650 Page Mill Road Palo Alto, CA 94304-1050 phone 650.493.9300 fax 650.493.6811 www.wsgr.com

DOUGLAS K. SCHNELL

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

December 7, 2017

BY EDGAR AND EMAIL

Daniel Duchovny, Esq.

Frank Pigott, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Deckers Outdoor Corporation

Definitive Additional Materials on Schedule 14A

Filed on December 1, 2017

File No. 001-36436

Dear Messrs. Duchovny and Pigott:

On behalf of our client, Deckers Outdoor Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 4, 2017, relating to the Company’s definitive additional materials on Schedule 14A filed with the Commission on December 1, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Definitive Additional Soliciting Materials filed December 1, 2017

1.	We note your disclosure that while Glass Lewis recommended that security holders vote for your entire slate of nominees, ISS recommended a vote on your card. Please revise your disclosure to clarify whether ISS recommended a vote for less than all of your nominees (and name any such nominees for which ISS did not make a favorable recommendation), such that your disclosure is complete.

On December 1, 2017, Institutional Shareholder Services Inc. (“ISS”) recommended that its clients vote on the Company’s white proxy card at the Company’s 2017 Annual Meeting of

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Daniel Duchovny, Esq.

Frank Pigott, Esq.

December 7, 2017

Stockholders. As part of this recommendation, ISS recommended that its clients vote for six of the Company’s highly qualified and experienced director nominees. With respect to the Company’s remaining three highly qualified and experienced director nominees, ISS recommend a withhold vote.

On December 1, 2017, the Company issued a press release concerning the recommendation of ISS, as well as the recommendation of Glass, Lewis & Co. (“Glass Lewis”).1 This press release included a single statement that ISS and Glass Lewis recommended that “stockholders vote on the WHITE proxy card for [the Company’s] highly qualified and experienced director nominees.” The press release otherwise only urged stockholders—as recommended by both ISS and Glass Lewis—to vote on the Company’s white proxy card.

On December 6, 2017, ISS revised its recommendation following the decision of Marcato Capital Management LP (“Marcato”) to terminate its full-slate proxy contest and instead pursue a short-slate contest. ISS is now recommending that stockholders vote on Marcato’s gold proxy card. Also on December 6, Glass Lewis confirmed that it is continuing to recommend that its clients vote for all of the Company’s highly qualified and experienced director nominees on the Company’s white proxy card.

The Company believes that its disclosure was complete when it was made because ISS did recommend that its clients use the Company’s white proxy card. In addition, ISS did recommend that its clients vote for certain of the Company’s highly qualified and experienced director nominees.

The Company’s disclosure has also been rendered moot by the change in ISS’ recommendation and its position that stockholders should now vote on Marcato’s gold proxy card.

Accordingly, the Company does not believe that any clarification of its disclosure is necessary.

2.	Please provide us supplemental support for statements attributed to Glass Lewis and ISS.

The Company is providing to the Staff on a supplemental basis the reports of Glass Lewis and ISS. Also provided are the revised reports of Glass Lewis and ISS.

1 Glass Lewis recommend that its clients vote for all of the Company’s highly qualified director nominees.

Daniel Duchovny, Esq.

Frank Pigott, Esq.

December 7, 2017

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

cc:        Deckers Outdoor Corporation

Tom Garcia

Lisa Bereda

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Larry W. Sonsini

Bradley L. Finkelstein